UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2025	Commission File Number: 001-40509

Brookfield wealth solutions LTD.
(Name of Registrant)

Ideation House, First Floor

94 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-276533).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index
Exhibit	Description of Exhibit
99.1	Form of Proxy Card for Class A Exchangeable Limited Voting Shares

99.2	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.

Date: May 16, 2025	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Chief Financial Officer